Mail Stop 6010   January 23, 2008

Mr. Joel D. Liffmann
President and Chief Executive Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

> **Re:** **Oracle Healthcare Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Amendment no. 1 filed January 10, 2008**
> **File No. 333-147857**

Dear Mr. Liffmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note your responses to comments 1 and 2. Please note you are still required to comply with Items 18 and 19 of Form S-4, to the extent applicable.

2. We are still considering your response to comment 30 in light of your pending request for confidential treatment. Comments, if any, on your request for confidential treatment will be provided in a separate letter. All outstanding comments with

respect to the confidential treatment request must be resolved prior to requesting acceleration of effectiveness.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PTI
Critical Accounting Policies and Significant Estimates

Stock-based Compensation, page 165

3.   We acknowledge your response to prior comment 28. Based on your disclosure on page 166 it appears that independent appraisals performed in 2006 and 2007 were used in determining the fair value of your common stock and that you are relying on these third party valuations.   Please identify the independent valuation consultant(s) that prepared the valuations and file their consent(s) in the registration statement.

4.   We acknowledge your response to prior comment 29. Given that the valuation metrics used to value a company are material to investors, please disclose the following information:

- The range of revenue market multiples of comparable companies and the revenue market multiples that Precision Therapeutics selected to determine their terminal value as previously requested.
- The range of enterprise value to revenue multiples of comparable companies and the enterprise value to revenue multiples that Precision Therapeutics selected to determine their valuation as previously requested.
- The qualitative factors considered in determining the 35% discount for lack of marketability. Please also disclose how these qualitative factors were used to adjust the amount of the discount for lack of marketability determined quantitatively.
- The factors considered in determining a term of 10 years in the hypothetical "put option" model for the remains private scenario given that Precision Therapeutics previously filed a registration statement. Please also tell us why a term of 10 years is reasonable.
- Disclose how the 35% discount for lack of liquidity is appropriate in light of the significant restrictions on the transfer of Precision Therapeutics common stock as we requested in our original comment.

Oracle Healthcare Acquisition Corp. Financial Statements

Notes to Financial Statements, page F-31

5.   We acknowledge your revisions on page F-33 in response to prior comment 38 however your disclosure does not clarify your basis for the presentation of net

income allocable to common shareholders not subject to possible conversion and related per share amounts. Please provide this disclosure as previously requested including the authoritative accounting literature that supports your presentation.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Mr. Joel D. Liffmann
Oracle Healthcare Acquisition Corp.
January 23, 2008
Page 4

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gustavo Rodriguez at (202) 551-3752 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William H. Gump, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019-6099

        Darren K. DeStefano, Esq.
        Cooley Godward Kronish LLP
        One Freedom Square, Reston Town Center
        11951 Freedom Drive
        Reston, Virginia 20190-5656